Exhibit 21.1

USD PARTNERS LP

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
USD Logistics Operations GP LLC	Delaware

USD Logistics Operations LP	Delaware

USD Rail LP	Delaware

USD Rail International S.A.R.L.	Luxembourg

USD Rail Canada ULC	British Columbia, Canada

West Colton Rail Terminal LLC	Delaware

San Antonio Rail Terminal	Delaware

USD Terminals International S.A.R.L.	Luxembourg

USD Terminals Canada	British Columbia, Canada